

TATE ❖ LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS



BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

RECEIVED
2005 DEC -6 P 1: 27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



05013059

SUPPL.

2 December 2005

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 5 November 2005 to 2 December 2005 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

Enc.

PROCESS
DEC 0 8 2005
THOMSON
FINANCIAL



TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

Creating the world's leading renewable ingredients business







Interim Report 2005

Contents

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. Through the use of innovative technology we transform corn, wheat and sugar into value added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. We are a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients and citric acid. We are the world number one in industrial starches and the sole manufacturer of SPLENDA® Sucralose.

Tate & Lyle operates 41 manufacturing plants and 20 additional production facilities in 28 countries, predominantly throughout Europe, the Americas and South East Asia. We employ 6,700 people in our subsidiaries with a further 4,500 employed in joint ventures.

SPLENDA® is a trademark of McNeil Nutritionals, LLC.

Statement from the Chairman and Chief Executive

From 1 April 2005, Tate & Lyle PLC adopted International Financial Reporting Standards ("IFRS") having previously reported results under UK GAAP. These results are therefore prepared for the first time under IFRS. Further details are set out in note 1.

Comparative figures refer to the six months to 30 September 2004 unless otherwise stated. The comparative figures have been restated on an IFRS basis.

Overview
Profit before tax, exceptional items and amortisation of patents for the six months to 30 September 2005 was 7% higher at £136 million (£127 million). A good first half in Food & Industrial Ingredients Americas and SPLENDA® Sucralose was partially offset by lower profit from Sugars Europe.

Profit before tax was £135·million (£83 million) benefiting from the absence of last year's exceptional charge of £42 million which mainly related to the settlement of the US high fructose corn syrup civil class action suit.

As anticipated, the financial year ending 31 March 2006 is proving to be a year of consolidation as we increase our investment in value added products to generate future profit growth. Our capital expenditure expansion projects are on schedule and within budget. Capital expenditure in the first half of £111 million was, as expected, nearly double depreciation of £63 million.

The adoption of IFRS increased net debt of £451 million at 31 March 2005, as previously reported under UK GAAP, by £20 million due to the proportional consolidation of joint ventures. An additional increase of £58 million took place on 1 April 2005 following the adoption of IAS39. The cash outflow during the six month period to 30 September 2005 was £83 million, partly due to capital expenditure initiatives, leading to net debt at 30 September 2005 of £612 million. At 30 September 2005, the net debt to earnings before interest, tax, depreciation and total amortisation ("EBITDA") multiple was 1.4 times (1.3 times).

Following our announcement on 23 June 2005 regarding the potential effect on our businesses of the proposed changes to the EU sugar regime, there has been no new information on, or clarification of, the proposals by the European Commission. Our vigorous efforts to achieve an equitable solution for our European Food & Industrial Ingredients and Sugar businesses continue. The EU Commission has stated that it expects to announce final proposals for the EU sugar regime towards the end of November 2005. When we have sufficient clarity over the final regime reform we will be in a position to begin the process of consulting with the workforce of the affected businesses and to finalise our plans to mitigate the actual impact on our various businesses. We will make a further announcement on developments following publication of the final proposals.

The Board has declared an interim dividend of 5.9p per share, an increase of 0.2p (3.5%). This will be paid on 10 January 2006 to shareholders registered on 9 December 2005.

Results for the six months to 30 September 2005
Sales were £1,868 million (£1,665 million). Exchange translation increased sales by £17 million.

Profit before interest and exceptional items was £153 million (£140 million) before a £2 million (£2 million) charge for amortisation of patents.

The net interest charge increased to £17 million (£13 million) due mainly to higher interest rates. Interest cover was 9.0 times (10.8 times).

Profit before tax, exceptional items and amortisation of patents was £136 million (£127 million). Exchange translation increased profit before interest and profit before tax by £2 million.

Profit before tax was £135 million (£83 million). The effective rate of tax on profit before exceptional items and amortisation of patents was 29.0% (year to 31 March 2005 28.4%).

Diluted earnings per share before exceptional items and amortisation of patents were 19.5p (18.2p), and after exceptional items and amortisation of patents were 19.5p (12.5p).

Operating profit before depreciation, exceptional items and total amortisation provided cash flow of £217 million (£204 million). Cash generated from operations was £166 million. Capital expenditure totalled £111 million (£63 million) and there was no investment expenditure in the period (£75 million). The cash outflow for the six months was £83 million leading to a net debt at 30 September 2005 of £612 million.

Exchange translation is calculated by reconverting local currency results for the comparative period at the current period's exchange rates.

Segmental analysis of profit before interest, exceptional items and amortisation of patents

Food & Industrial Ingredients, Americas
Profits of £55 million were £9 million higher.

Profitability from both value added food and industrial ingredients continued to grow with higher volumes and total gross margins. Volumes and total gross margins on commodity products have also increased. In the latter part of the period, sales of ethanol benefited from higher fuel prices and lower corn costs. The cost of corn less by-product revenues was lower. These benefits were partially offset by higher energy and transport costs which we will seek to recover in the 2006 calendar year sweetener pricing round.

The improvement in citric acid continued with higher selling prices and volumes. The Aquasta™ astaxanthin plant made a small loss. Almex, our Mexican joint venture, made a small profit.

Construction of the Bio-PDO™ plant in Loudon, Tennessee for our joint venture with DuPont is well underway and on schedule for completion in March 2006. The Xanthan semi-works facility in Decatur, Illinois has commenced industrial sales. Work has started on the expansion and efficiency project in Loudon and the Sagamore food ingredient expansion in Lafayette, Indiana, which together have a total project cost of £100 million.

Food & Industrial Ingredients, Europe
Profits of £28 million were £6 million higher with exchange translation accounting for £1 million of that improvement.

Sales volumes were slightly higher, particularly from value added products and alcohol, the latter benefiting from the EU biofuel programme. These were partially offset by lower selling prices on commodity products following the competitive 2005 calendar year pricing round. Compared to the prior period, raw material prices were somewhat lower. Looking ahead, higher energy and transport costs will need to be recovered through increased selling prices if margins are to be maintained. Profits in the joint venture business in Central Europe were similar to the comparative period.

In response to the oversupply in the European sugar market, the EU has declassified 1.9 million tonnes (approximately 11%) of quota reducing product for sale on domestic markets or for export restitution. This is intended to balance supply and demand in the total European sugar market. Isoglucose produced by Food & Industrial Ingredients Europe is one of the products covered by this order and, as a result, profitability will be impacted in the second half year.

Sucralose
Profits of £33 million from our SPLENDA® Sucralose business were £7 million higher than in the comparative period. £4 million of the increase was due to an IFRS stock adjustment in the comparative period. Market share increased in all three sectors (food, beverage and pharmaceutical).

There have been a number of major US diet beverage product launches with SPLENDA® Sucralose in the period as well as flavoured waters. During the last eighteen months the "Sweetened with SPLENDA®" brand logo has been approved for use on over 1,200 consumer products.

Sales totalled £74 million (£62 million). Demand continued to outstrip production even though capacity was increased during the period as part of the first expansion project at the McIntosh, Alabama plant was brought on stream. The completion of this and the second expansion project at McIntosh, both due to be finished by April 2006, are on schedule and on budget, as is the building of a new plant in Singapore with a completion date of January 2007. Start-up costs were £2 million in the first half and are expected to total £7 million in the full year. We expect profit in the second half to be slightly ahead of the first half, benefiting from higher production as the first expansion project at McIntosh is gradually implemented during the second half.

Sugars, Americas & Asia
Profits of £13 million were £1 million below the comparative period. Exchange translation increased profit by £1 million.

Profits at Tate & Lyle Canada were slightly lower with reduced volumes caused by US Sugar being attracted into Canada by higher world raw sugar prices and a favourable exchange rate. The mark to market gain on raw sugar stocks was £2 million (£2 million).

Occidente, our Mexican joint venture, and Nghe An Tate & Lyle in Vietnam performed broadly in line with the comparative period.

Sugars, Europe

Profits of £24 million were £8 million lower with reduced earnings from EU Sugar refining operations being partially mitigated by improved profits from sugar trading and our joint venture East European sugar beet operations.

The EU sugar refining businesses were impacted by a combination of oversupply in the market and an increase in export licence costs. The latter have subsequently reduced slightly. The declassification of quota detailed under Food & Industrial Ingredients Europe is intended to balance supply and demand and should also lead to an easing of pressure for export licences.

Energy costs were higher. A fire at our Portuguese refinery resulted in a loss of raw sugar stock and a small loss in our reinsurance business.

The sugar trading and molasses businesses reported strong performances. Our Eastern Sugar joint venture also improved profits in the first half although the full year performance is expected to be broadly in line with the prior year.

Energy

We continue to strive to reduce our energy costs through our efficiency programme, capital expenditure initiatives and taking forward cover where appropriate. However, whilst these have acted as mitigating factors, if prices remain at current levels energy costs are expected to be £30 million higher in the year ending March 2006 and result, as we stated in our September 2005 trading update, in a further £40 million costs in the year ending March 2007. We aim to recover this through product pricing.

Retirement Benefits

After a negative exchange translation impact of £11 million, the deficit for pension and healthcare liabilities under IAS19 during the last six months has increased by £3 million to £247 million at September 2005. Pension liabilities have decreased by £6 million whilst healthcare liabilities have increased by £9 million.

Directors

As previously announced, Dr Barry Zoumas was appointed as a Non-Executive Director from 1 May 2005 and Allen Yurko retired from the Board on 28 July 2005. On 2 November 2005 we announced the appointment of Robert Walker as a Non-Executive Director with effect from 1 January 2006. His extensive international business experience will be of great benefit to the Board.

Outlook

We have delivered a good start to the financial year despite higher energy and transport costs across our businesses with Food & Industrial Ingredients Americas and SPLENDA® Sucralose continuing to make good progress. The £100 million expansion programme at our Loudon and Sagamore facilities in the USA is underway and on track. Both these investments will increase efficiency, the production of value added products, and will offer significant environmental benefits.

Whilst higher energy and transport costs will continue to impact profitability in the second half of this financial year, we expect the results of the Group for the year as a whole to reflect satisfactory progress.

Sir David Lees
Chairman
3 November 2005

Iain Ferguson CBE
Chief Executive
3 November 2005

Independent review report to Tate & Lyle PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2005 on pages 6 to 20 which comprises the consolidated interim income statement, the consolidated interim balance sheet, the consolidated interim statement of recognised income and expense, the consolidated interim statement of changes in equity, the consolidated interim cash flow statement and the notes to the interim statement. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority. As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
3 November 2005

Consolidated interim income statement

	Notes	6 months to 30 Sept 2005 £ million[1] Unaudited	6 months to 30 Sept 2004 £ million[2] Unaudited	Year to 31 March 2005 £ million[2] Unaudited
Sales	3	**1 868**	1 665	3 339
Operating profit	3	**152**	96	229
Interest income	5	**23**	6	34
Finance expense	5	**(40)**	(19)	(58)
Profit before tax		**135**	83	205
Income tax expense		**(39)**	(21)	(55)
Profit for the period		**96**	62	150
Profit for the period attributable to:				
Equity holders of the Company		**94**	59	146
Minority interest		**2**	3	4
Profit for the period		**96**	62	150
Earnings per share attributable to the equity holders of the Company		pence	pence	pence
– basic	6	**19.8**	12.5	31.0
– diluted	6	**19.5**	12.5	30.6
Proposed dividend per share	7	**5.9**	5.7	19.4

All activities relate to continuing operations.

[1]Reflects the adoption of IAS32 and IAS39. Refer to note 10.
[2]Does not reflect the adoption of IAS32 and IAS39. Refer to note 10.

		£ million	£ million	£ million
Analysis of profit before tax				
Profit before tax		**135**	83	205
Exceptional items	4	**(1)**	42	45
Amortisation of patents	4	**2**	2	4
Profit before tax, exceptional items and amortisation of patents		**136**	127	254

Consolidated interim balance sheet

	Notes	At 30 Sept 2005 £ million[1] Unaudited	At 30 Sept 2004 £ million[2] Unaudited	At 1 April 2005 £ million[1] Unaudited	At 31 March 2005 £ million[2] Unaudited
ASSETS					
Non-current assets					
Property, plant and equipment		**1 353**	1 266	1 262	1 262
Intangible assets		**193**	210	194	194
Investments in associates		**3**	3	3	3
Available-for-sale financial assets		**18**		17	
Derivative financial instruments	8	**32**		33	
Loans and receivables		**7**		10	
Other non-current assets			37		29
		1 606	1 516	1 519	1 488
Current assets					
Inventories		**378**	321	372	372
Trade and other receivables		**501**	418	449	418
Derivative financial instruments	8	**34**		35	
Cash and cash equivalents	8	**290**	130	375	384
Current asset investments	8		14		1
		1 203	883	1 231	1 175
TOTAL ASSETS		**2 809**	2 399	2 750	2 663
SHAREHOLDERS' EQUITY					
Capital and reserves attributable to the Company's equity holders					
Share capital and capital reserves		**489**	465	481	483
Other reserves		**167**	124	132	124
Retained earnings		**374**	314	346	345
		1 030	903	959	952
Minority interest		**31**	30	29	29
TOTAL SHAREHOLDERS' EQUITY		**1 061**	933	988	981
LIABILITIES					
Non-current liabilities					
Trade and other payables		**4**	2	3	8
Borrowings	8	**820**	527	803	788
Derivative financial instruments	8	**14**		20	
Deferred income tax liabilities		**40**	35	33	29
Retirement benefit obligations		**247**	245	244	244
Provisions for other liabilities and charges		**114**	115	118	118
		1 239	924	1 221	1 187
Current liabilities					
Trade and other payables		**377**	358	369	404
Current income tax liabilities		**9**	27	23	23
Borrowings and overdrafts	8	**107**	157	134	68
Derivative financial instruments	8	**16**		15	
		509	542	541	495
TOTAL LIABILITIES		**1 748**	1 466	1 762	1 682
TOTAL EQUITY AND LIABILITIES		**2 809**	2 399	2 750	2 663

[1]Reflects the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.
[2]Does not reflect the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.

Consolidated interim statement of recognised income and expense

	6 months to 30 Sept 2005 £ million[1] Unaudited	6 months to 30 Sept 2004 £ million[2] Unaudited	Year to 31 March 2005 £ million[2] Unaudited
Exchange differences	49	22	1
Employee post-employment benefits:			
– net actuarial losses in post-employment benefit plans	(1)	(7)	(19)
– deferred taxation recognised directly in equity	–	3	5
Cash flow hedges:			
– net gains recognised directly in equity	6		
– deferred taxation recognised directly in equity	(2)		
Net investment hedges	(18)		
Net profit/(loss) recognised directly in equity	34	18	(13)
Profit for the period	96	62	150
Total recognised income and expense for the period	130	80	137

[1] Reflects the adoption of IAS32 and IAS39. Refer to note 10.
[2] Does not reflect the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.

Consolidated interim statement of changes in equity

	6 months to 30 Sept 2005 £ million[1] Unaudited	6 months to 30 Sept 2004 £ million[2] Unaudited	Year to 31 March 2005 £ million[2] Unaudited
Balance at beginning of period	981	921	921
Impact of IAS32/39 adoption (note 10)	7		
Balance at beginning of period, restated	988	921	921
Net profit/(loss) recognised directly in equity	34	18	(13)
Profit for the period[3]	96	62	150
Employee share option schemes:			
– value of employee services	3	2	4
– deferred taxation recognised directly in equity	1	1	2
Dividends	(65)	(62)	(90)
Ordinary shares issued	4	–	15
Ordinary shares acquired	–	(7)	(7)
Deferred taxation on unremitted earnings	–	(2)	(1)
Balance at end of period	**1 061**	933	981

[1]Reflects the adoption of IAS32 and IAS39. Refer to note 10.
[2]Does not reflect the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.
[3]Includes £2 million attributable to minority interests (six months to 30 September 2004: £3 million; year to 31 March 2005: £4 million).

Consolidated interim cash flow statement

	Notes	6 months to 30 Sept 2005 £ million[1] Unaudited	6 months to 30 Sept 2004 £ million[2] Unaudited	Year to 31 March 2005 £ million[2] Unaudited
Cash flows from operating activities				
Profit before tax for the period		**135**	83	205
Adjustments for:				
Depreciation and impairment losses		**63**	64	127
Amortisation (including patents)		**3**	2	5
Cost of employee share schemes		**2**	2	4
(Profit)/loss on disposal of property, plant and equipment		**(1)**	2	6
Profit on sale of other non-current assets			(16)	(16)
Interest income	5	**(23)**	(6)	(34)
Interest expense	5	**40**	19	58
Changes in working capital		**(53)**	(40)	(38)
Cash generated from operations		**166**	110	317
Interest paid		**(22)**	(12)	(42)
Income tax paid		**(52)**	(42)	(84)
Net cash generated from operating activities		**92**	56	191
Cash flows from investing activities				
Proceeds on disposal of property, plant and equipment		**1**	3	4
Proceeds on disposal of non-current assets			22	21
Proceeds on disposal of current asset investments			–	13
Interest received		**12**	1	21
Acquisitions of subsidiaries, net of cash acquired		**3**	(74)	(73)
Purchases of property, plant and equipment		**(111)**	(63)	(141)
Purchase of other non-current assets			(1)	(1)
Net cash used in investing activities		**(95)**	(112)	(156)
Cash flows from financing activities				
Proceeds from issuance of ordinary shares		**4**	1	11
(Repayments)/proceeds from borrowings		**(30)**	91	258
Cash paid to acquire own shares		**–**	(6)	(1)
Dividends paid to minority shareholders of subsidiaries		**–**	–	(1)
Dividends paid to the Company's equity holders		**(65)**	(62)	(89)
Cash settlement of debt-related derivative instruments		**(7)**		
Net cash (used in)/from financing activities		**(98)**	24	178
Net (decrease)/increase in cash and cash equivalents	8	**(101)**	(32)	213
Cash and cash equivalents				
Balance at beginning of period		**384**	157	157
Impact of IAS32/39 adoption (note 10)		**(9)**		
Balance at beginning of period, restated		**375**	157	157
Effect of changes in foreign exchange rates		**16**	5	14
Net (decrease)/increase in cash and cash equivalents		**(101)**	(32)	213
Balance at end of period		**290**	130	384

[1]Reflects the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.
[2]Does not reflect the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items. Refer to note 10.

Notes to the unaudited consolidated interim financial statements

1 Presentation of interim financial statements

General information

The principal activities of Tate & Lyle PLC (the Company), its subsidiaries and joint ventures (together the Group) and its associates are the development, manufacture and marketing of food and industrial ingredients that have been made from renewable resources. The Group operates through 41 manufacturing plants and 20 additional production facilities in 28 countries, and in numerous partnerships and joint ventures, located predominantly in Europe, the Americas and in South East Asia.

The Company is a public limited company incorporated and domiciled in the United Kingdom. The address of its registered office is Sugar Quay, Lower Thames Street, London EC3R 6DQ. The Company has its primary listing on the London Stock Exchange.

Basis of presentation

As previously reported, the Group will be presenting its financial statements prepared on the basis of International Financial Reporting Standards ("IFRS") and of Interpretations ("IFRIC") for the first time for the year to 31 March 2006. These condensed consolidated interim financial statements, which are unaudited (hereafter "interim financial statements"), have been prepared in accordance with the Listing Rules of the UK Financial Services Authority and using the accounting policies referred to below, which are expected to be in place for use by EU-listed companies at 31 March 2006.

The Group has adopted the following amendments to IFRS earlier than required:
- December 2004 amendment to IAS19 *Employee Benefits* permitting the recognition of actuarial gains and losses directly in equity (from 1 April 2004);
- April 2005 amendment to IAS39 *Financial Instruments: Recognition and Measurement* concerning cash flow hedges of forecast intra-group transactions (from 1 April 2005); and
- June 2005 amendment to IAS39 concerning the fair value option (from 1 April 2005).

Those IFRS and IFRIC applied in the preparation of these interim financial statements are subject to ongoing review and endorsement by the European Commission and are, therefore, still subject to potential change.

These consolidated interim financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments.

The consolidated financial statements of the Group for periods up to and including 31 March 2005 had been prepared in accordance with the Companies Act 1985 and United Kingdom Accounting Standards ("UK GAAP"). UK GAAP differs in certain respects from IFRS. When preparing the Group's consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS.

To explain how the Group's reported financial performance and position are affected by these changes, an appendix to the Group's most recent Annual Report for the year to 31 March 2005 set out restatements to IFRS of key audited financial information under UK GAAP, together with explanations of the principal differences between UK GAAP and IFRS and the accounting policies which are used under IFRS. A copy of that Annual Report may be obtained from the Company or via the Group's website: www.tateandlyle.com. The comparative information in these consolidated interim financial statements is as previously reported with the exception of a revision relating to goodwill and deferred taxation which results in a reduction in net assets and profit for the year to 31 March 2005 of £4 million (six months to 30 September 2004 – £2 million). In addition a £2 million credit has been reclassified from retained earnings to other reserves relating to accumulated translation differences.

With the exception of the adoption on 1 April 2005 of IAS32 *Financial Instruments: Disclosure and Presentation* and IAS39 *Financial Instruments: Recognition and Measurement*, the consolidated comparative information in respect of the year to 31 March 2005 and the six months to 30 September 2004 has also been restated to reflect these adjustments. The effects of the adoption of IAS32 and IAS39 on the Group's equity as at 1 April 2005 are described in note 10. At the same date the Group adopted IFRS4 *Insurance Contracts*, which did not result in a material change in the Group's accounting policies.

These consolidated interim financial statements are presented in pounds sterling which is the Group's presentation currency.

1   Presentation of interim financial statements continued

Statutory financial statements

The financial information presented here does not represent statutory accounts as defined in the Companies Act 1985. The Group's statutory financial statements for the year to 31 March 2005 were prepared under UK GAAP and filed with the Registrar of Companies. The auditors, PricewaterhouseCoopers LLP, reported on those accounts and their report was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

2   Accounting policies

These consolidated interim financial statements have been prepared on a basis consistent with the IFRS accounting policies described in the appendix to the Group's most recent Annual Report for the year to 31 March 2005, with the exception of the Group's definition of exceptional items and the accounting policies applied to certain financial instruments from 1 April 2005, which are set out below.

Exceptional items

Exceptional items comprise items of income and expense that are material in amount and unlikely to recur and which merit separate disclosure in order to provide a better understanding of the Group's financial performance. Examples of events giving rise to the disclosure of material items of income and expense as exceptional items include, but are not limited to, impairment events, disposals of operations or individual assets, litigation claims by or against the Group and the restructuring of components of the Group's operations.

Available-for-sale financial assets

Equity instruments held by the Group that are designated as available-for-sale are carried at fair value, with movements in fair value recognised directly in equity.

Loans and receivables

Non-current receivables and loans granted are carried at amortised cost less provisions for impairments. Movements in carrying value are recognised in profit or loss.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Commodity trading instruments

Commodity instruments acquired for trading purposes are carried at fair value. Movements in fair value are recognised in profit or loss.

Commodity and treasury hedging instruments

Under IAS39, hedging relationships are categorised by type and must meet strict criteria to qualify for hedge accounting.

(a) Cash flow hedges

Hedges of firm commitments and highly probable forecast transactions, including forecast intra-group transactions that are expected to affect consolidated profit or loss, are designated as cash flow hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the hedging reserve in equity until the period during which the hedged forecast transaction affects profit or loss, at which point the cumulative gain or loss is recognised in profit or loss by offset against the hedged transaction.

2   Accounting policies continued
Commodity and treasury hedging instruments continued
(b) Fair value hedges
Hedges against the movement in fair value of recognised assets and liabilities are designated as fair value hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the income statement by offset against the hedged transaction.

(c) Hedges of net investments
Hedges of a net investment in a foreign operation are designated as hedges of net investments. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the translation reserve until the period during which a foreign operation is disposed of or partially disposed of, at which point the cumulative gain or loss is recognised in profit or loss, offsetting the cumulative difference recognised on the translation of the net investment.

Hedge accounting is discontinued when the hedging instrument no longer qualifies for hedge accounting. In the case of cash flow hedging relationships, the cumulative movement in the fair value of the hedging instrument previously recognised in equity is retained there until the forecast transaction affects profit or loss, unless the hedged transaction is no longer expected to occur, in which case the cumulative movement in fair value is transferred to profit or loss immediately.

Movements in the fair value of hedging instruments where the instrument failed to meet the IAS39 hedge accounting criteria or where the movement represents the ineffective portion of a qualifying hedging relationship are recognised in profit or loss immediately as other income and expense or net finance cost, as appropriate.

Embedded derivatives
Where an embedded derivative is not closely related to the host contract and where the host contract itself is not already recognised at fair value, the fair value of the embedded derivative is separately recognised. Movements in the fair value of the embedded derivative, except where the embedded derivative is designated as a cash flow hedging instrument, are recognised in profit or loss.

3 Segment information

A business segment is a group of operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. On 2 June 2005 the Group announced a realignment of the basis on which divisional performance is reported to reflect its evolving strategy. These divisions are the basis on which the Group reports its primary segment information, as set out below.

The segment results for the six months to 30 September 2005 were as follows:

	Food & Industrial Ingredients, Americas £ million	Food & Industrial Ingredients, Europe £ million	Sucralose £ million	Sugars, Americas & Asia £ million	Sugars, Europe £ million	Group £ million
Sales						
Total sales	**550**	**394**	**74**	**129**	**785**	**1 932**
Inter-segment sales	**(3)**	**–**	**–**	**–**	**(61)**	**(64)**
External sales	**547**	**394**	**74**	**129**	**724**	**1 868**
Operating profit						
Before exceptional items and amortisation of patents (note 4)	**55**	**28**	**33**	**13**	**24**	**153**
Exceptional items	**–**	**–**	**–**	**–**	**1**	**1**
Amortisation of patents	**–**	**–**	**(2)**	**–**	**–**	**(2)**
Operating profit	**55**	**28**	**31**	**13**	**25**	**152**
Net finance costs						**(17)**
Profit before tax						**135**

The segment results for the six months to 30 September 2004 were as follows:

	Food & Industrial Ingredients, Americas £ million	Food & Industrial Ingredients, Europe £ million	Sucralose £ million	Sugars, Americas & Asia £ million	Sugars, Europe £ million	Group £ million
Sales						
Total sales	541	387	62	120	598	1 708
Inter-segment sales	(2)	–	–	–	(41)	(43)
External sales	539	387	62	120	557	1 665
Operating profit						
Before exceptional items and amortisation of patents (note 4)	46	22	26	14	32	140
Exceptional items	(57)	–	–	16	(1)	(42)
Amortisation of patents	–	–	(2)	–	–	(2)
Operating profit	(11)	22	24	30	31	96
Net finance costs						(13)
Profit before tax						83

3 Segment information continued

The segment results for the year to 31 March 2005 were as follows:

	Food & Industrial Ingredients, Americas £ million	Food & Industrial Ingredients, Europe £ million	Sucralose £ million	Sugars, Americas & Asia £ million	Sugars, Europe £ million	Group £ million
Sales						
Total sales	1 039	761	115	237	1 257	3 409
Inter-segment sales	(2)	–	–	–	(68)	(70)
External sales	1 037	761	115	237	1 189	3 339
Operating profit						
Before exceptional items and amortisation of patents (note 4)	96	44	46	20	72	278
Exceptional items	(55)	(4)	–	16	(2)	(45)
Amortisation of patents	–	–	(4)	–	–	(4)
Operating profit	41	40	42	36	70	229
Net finance costs						(24)
Profit before tax						205

The EU Commission has stated that it expects to announce final proposals for the EU Sugar Regime towards the end of November 2005. Our principal areas for concern are set out in pages 8 and 9 of the Chief Executive's Review in the Group's most recent Annual Report for the year to 31 March 2005, and in an announcement to the London Stock Exchange dated 23 June 2005. The uncertainty surrounding these proposals does not allow us to quantify the nature, scale and timing of the financial and accounting consequences at this stage.

4 Operating profit

Operating profit for the period is stated after the following (charges)/credits:

	6 months to 30 Sept 2005 £ million	6 months to 30 Sept 2004 £ million	Year to 31 March 2005 £ million
Exceptional items	1	(42)	(45)
Amortisation of patents	(2)	(2)	(4)
	(1)	(44)	(49)

The patents were acquired as part of the Sucralose realignment in 2004.

Exceptional items are as follows:

	6 months to 30 Sept 2005 £ million	6 months to 30 Sept 2004 £ million	Year to 31 March 2005 £ million
Loss related to settlement of litigation claims[i]	–	(56)	(55)
Gains on disposal of operations and assets[ii]	1	14	10
	1	(42)	(45)

[i] Litigation claims in the prior year represent costs relating to the settlement of the High Fructose Corn Syrup class action lawsuit in the United States.

[ii] Gains on disposal of operations and assets comprise a £1 million gain on the sale of fixed assets. The comparative period comprises a credit of £16 million, following settlement of the balance due on the loan note issued by the purchaser of Western Sugar, offset by other net losses on disposal of operations and assets of £2 million. In the year to 31 March 2005, additional net losses on disposal of operations and assets of £4 million were charged.

5 Net interest and finance expense

	6 months to 30 Sept 2005 £ million	6 months to 30 Sept 2004 £ million	Year to 31 March 2005 £ million
Interest income	23	6	34
Interest expense	(37)	(17)	(55)
Net finance charge relating to retirement and post-employment benefit schemes	(2)	(2)	(3)
Fair value loss on interest-related derivative instruments	(1)		
Finance expense	(40)	(19)	(58)
Net interest and finance expense	(17)	(13)	(24)

6 Earnings per share
Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Parent Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

	6 months to 30 Sept 2005	6 months to 30 Sept 2004	Year to 31 March 2005
Profit attributable to equity holders of the Company (£ million)	94	59	146
Weighted average number of ordinary shares in issue (millions)	475.6	470.6	471.7
Basic earnings per share (pence per share)	19.8p	12.5p	31.0p

Diluted
Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Dilutive potential ordinary shares arise from share options. For these, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	6 months to 30 Sept 2005	6 months to 30 Sept 2004	Year to 31 March 2005
Profit attributable to equity holders of the Company (£ million)	94	59	146
Weighted average number of ordinary shares in issue (millions)	475.6	470.6	471.7
Adjustments for dilutive effect of share options (millions)	6.7	2.1	4.8
Weighted average number of ordinary shares for diluted earnings per share (millions)	482.3	472.7	476.5
Diluted earnings per share (pence per share)	19.5p	12.5p	30.6p

Adjusted earnings per share
Adjusted earnings per share is stated excluding exceptional items and amortisation of patents (see note 4), as follows:

	6 months to 30 Sept 2005	6 months to 30 Sept 2004	Year to 31 March 2005
Profit attributable to equity holders of the Company (£ million)	94	59	146
Adjustments for:			
– exceptional items (note 4)	(1)	42	45
– amortisation of patents (note 4)	2	2	4
– tax effect of the above adjustments	(1)	(17)	(17)
Adjusted profit (£ million)	94	86	178
Adjusted diluted earnings per share (pence per share)	19.5p	18.2p	37.4p

7 Dividends
The directors have declared an interim dividend of £28 million out of the profit for the six months to 30 September 2005 (30 September 2004 – £27 million), representing 5.9p per share (30 September 2004 – 5.7p), payable on 10 January 2006. The final dividend for the year to 31 March 2005 of £65 million, representing 13.7p per share, was paid during the six months to 30 September 2005.

8 Net debt

The adoption of IFRS – and of IAS32 and IAS39 in particular – has altered the Group's net debt profile based on the definitions previously reported under UK GAAP. Following adoption of IFRS, cash and cash equivalents, bank overdrafts and borrowings now reflect the effects of various balance sheet reclassifications as well as the inclusion of the Group's share of joint ventures' net debt. Furthermore, derivative instruments used to manage the currency and interest rate risk of the Group's net debt profile which were presented as part of cash and cash equivalents, bank overdrafts and borrowings are now presented within the classifications derivative financial assets and derivative financial liabilities.

The components of the Group's net debt profile are as follows:

	30 Sept 2005 £ million[1]	30 Sept 2004 £ million[2]	1 April 2005 £ million[1]	31 March 2005 £ million[2]
Non-current borrowings	(820)	(527)	(803)	(788)
Borrowings and overdrafts[3]	(107)	(157)	(134)	(68)
Current asset investments		14		1
Cash and cash equivalents	290	130	375	384
Debt-related derivative instruments[4]	25		33	
Net debt	(612)	(540)	(529)	(471)

Movements in the Group's net debt profile are as follows:

	6 months to 30 Sept 2005 £ million[1]	6 months to 30 Sept 2004 £ million[2]	Year to 31 March 2005 £ million[2]
Balance at beginning of period	(471)	(420)	(420)
Impact of IAS32/39 adoption (note 10)	(58)		
Balance at beginning of period, restated	(529)	(420)	(420)
(Decrease)/increase in cash and cash equivalents in the period	(101)	(32)	213
Repayments/(proceeds) of borrowings	30	(91)	(258)
Cash inflow from movement in current asset investments	–		(13)
Exchange differences	(12)	3	7
Increase in net debt in the period	(83)	(120)	(51)
Balance at end of period	(612)	(540)	(471)

[1] Reflects the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items.
[2] Does not reflect the adoption of IAS32 and IAS39. Shaded boxes indicate inapplicable line items.
[3] Borrowings and overdrafts at 30 September 2005 include £45 million (1 April 2005 – £45 million; 31 March 2005 and 30 September 2004 – not applicable) in respect of securitised receivables.
[4] Derivative financial instruments presented within assets and liabilities in the balance sheet of £36 million net (1 April 2005 – £33 million net) comprise net debt-related instruments of £25 million net (1 April – £33 million net) and non-debt related instruments of £11 million net (1 April 2005 – £nil net).

9 Foreign exchange rates

The following exchange rates have been applied in the translation of the financial statements of the Group's principal overseas operations:

	6 months to 30 Sept 2005	6 months to 30 Sept 2004	Year to 31 March 2005
Average exchange rates			
US Dollar £1 = $	**1.82**	1.81	1.85
Euro £1 = €	**1.47**	1.49	1.47
Canadian Dollar £1 = C$	**2.23**	2.42	2.36
	30 Sept 2005	30 Sept 2004	31 March 2005
Period end exchange rates			
US Dollar £1 = $	**1.77**	1.80	1.88
Euro £1 = €	**1.47**	1.46	1.45
Canadian Dollar £1 = C$	**2.06**	2.29	2.28

10 Adoption of IAS32 and IAS39

The Group adopted IAS32 *Financial Instruments: Presentation and Disclosure* and IAS39 *Financial Instruments: Recognition and Measurement* from 1 April 2005.

The restated unaudited consolidated balance sheet overleaf shows the effects of adopting IAS32 and IAS39 on the Group's net equity as at 1 April 2005, previously reported under IFRS1 in the Group's last Annual Report for the year to 31 March 2005.

A summary of the significant adjustments is set out in the following paragraphs:

(i) Under UK GAAP the Group reported other non-current assets and current asset investments of £29 million and £1 million respectively. These comprised: equity investments, now reclassified as available-for-sale financial assets; and loans and non-current receivables, now reclassified as loans and receivables.
   – Available-for-sale financial assets are made up of other non-current assets previously carried at £15 million and current asset investments of £1 million. A fair value adjustment resulted in an increase of £1 million, which also increases other reserves by the same amount.
   – Loans and receivables are made up of other non-current assets carried at £10 million.
   In addition to the reclassifications described above, a further £4 million previously reported as other non-current assets has been reclassified as derivative financial instruments.
(ii) Certain of the Group's derivative financial instruments were not carried at fair value under UK GAAP. IFRS also requires separate presentation of derivative financial instruments on the balance sheet. Reclassifications from other financial assets and liabilities and accrued interest balances have been made, along with re-measurement adjustments, as reflected in the restated consolidated balance sheet.
(iii) The Group's Food and Industrial Ingredients Europe business operates a securitisation programme under which it receives cash from selling trade receivables. Under UK GAAP, the amounts received under this facility of £45 million were linked in presentation to the original amounts receivable. Under IAS39, the amounts received are shown as borrowings. Trade and other receivables are reduced for reclassification of derivative financial instruments of £14 million.
(iv) Cash and cash equivalents have been adjusted for the reclassification of currency swap contracts of £9 million.
(v) Cumulative preference shares of £2 million have been reclassified as non-current borrowings.
(vi) Other reserves are adjusted by £1 million for unrealised fair value adjustments arising on available-for-sale financial assets (as explained in note (i)); a further reserve for deferred net gains on cash flow hedges of £11 million has been recorded in other reserves, net of attributable deferred taxation of £4 million.
(vii) Non-current and current trade and other payables are adjusted for reclassification of derivative financial instruments of £5 million and £35 million respectively, including £11 million relating to commodity trading contracts, as explained in note (ii).
(viii) Non-current borrowings are adjusted for reclassification of derivative financial instruments of £13 million, as explained in note (ii), and for cumulative preference shares of £2 million, as explained in note (v).
(ix) Current borrowings are adjusted for reclassification of derivative financial instruments of £21 million (including £11 million relating to reclassified interest accruals), as explained in note (ii), and for securitised receivables of £45 million, as explained in note (iii).
(x) Retained earnings are increased by £1 million net as a result of re-measurement differences arising on financial instruments at 1 April 2005.
(xi) The impact of adopting IAS32 and IAS39 on the Group's net debt profile is summarised as follows:

	£ million
Increase in net debt	
Securitised receivables (note iii)	45
Reclassified preference shares (note v)	2
Reclassified interest accruals (note ix)	11
	58

10 Adoption of IAS32 and IAS39 continued

Reconciliation of consolidated equity as at 1 April 2005 for the effects of adopting IAS32 and IAS39

The effect on the Group's balance sheet of adopting IFRS at 31 March 2005 was shown in the Appendix to the Group's most recent Annual Report for the year to 31 March 2005. The effect on the equity of the Group at 31 March 2005 of the subsequent changes to its accounting policies as a result of adopting IAS32 and IAS39 was as follows:

	Notes	At 31 March 2005 £ million Unaudited	Effects of IAS 32/39 adoption £ million Unaudited	At 1 April 2005 £ million Unaudited
ASSETS				
Non-current assets				
Property, plant and equipment		1 262	–	1 262
Intangible assets		194	–	194
Investments in associates		3	–	3
Available-for-sale financial assets	(i)	–	17	17
Derivative financial instruments	(ii)	–	33	33
Loans and receivables	(i)	–	10	10
Other non-current assets	(i)	29	(29)	–
		1 488	31	1 519
Current assets				
Inventories		372	–	372
Trade and other receivables	(iii)	418	31	449
Derivative financial instruments	(ii)	–	35	35
Cash and cash equivalents	(iv)	384	(9)	375
Current asset investments	(i)	1	(1)	–
		1 175	56	1 231
TOTAL ASSETS		2 663	87	2 750
SHAREHOLDERS' EQUITY				
Capital and reserves attributable to the Company's equity holders				
Share capital and capital reserves	(v)	483	(2)	481
Other reserves	(vi)	124	8	132
Retained earnings	(x)	345	1	346
		952	7	959
Minority interest		29	–	29
TOTAL SHAREHOLDERS' EQUITY		981	7	988
LIABILITIES				
Non-current liabilities				
Trade and other payables	(vii)	8	(5)	3
Borrowings	(viii)	788	15	803
Derivative financial instruments	(ii)	–	20	20
Deferred income tax liabilities	(vi)	29	4	33
Retirement benefit obligations		244	–	244
Provisions for other liabilities and charges		118	–	118
		1 187	34	1 221
Current liabilities				
Trade and other payables	(vii)	404	(35)	369
Current income tax liabilities		23	–	23
Borrowings and overdrafts	(ix)	68	66	134
Derivative financial instruments	(ii)	–	15	15
		495	46	541
TOTAL LIABILITIES		1 682	80	1 762
TOTAL EQUITY AND LIABILITIES		2 663	87	2 750

Registered Office
Tate & Lyle PLC
Sugar Quay, Lower Thames Street
London EC3R 6DQ
Tel: 020 7626 6525
Fax: 020 7623 5213

Website
http://www.tateandlyle.com

Designed and produced by Pauffley, www.Pauffley.com

Tate & Lyle PLC – 8 November 2005

Director/PDMR Shareholding

Tate & Lyle PLC (the 'Company') was informed on 8 November 2005 that Mr Stuart Strathdee, an Executive Director of the Company, had exercised an option under the Tate & Lyle 2001 Sharesave Scheme over 625 ordinary shares of the Company ('ordinary shares') at 304 pence per share on 2 August 2005. Mr Strathdee now has an interest in 81,617 shares in the Company.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Tate & Lyle PLC – 10 November 2005

Director/PDMR Shareholding

Tate & Lyle PLC ("the Company") was informed on 10 November 2005 that on 10 November 2005 the following share transactions were completed by two Executive Directors and by one Person Discharging Managerial Responsibility ("PDMR").

i) Mr Simon Gifford, an Executive Director of the Company, exercised options over ordinary shares in the Company under the Tate & Lyle 1992 Executive Share Option Scheme as follows:

   – options over 13,500 ordinary shares at 463 pence per share; and
   – options over 20,000 ordinary shares at 473 pence per share.

   He subsequently sold 33,500 ordinary shares at 493 pence per share. Mr Gifford now has an interest in 76,782 shares in the Company.

ii) Mr Stanley Musesengwa, an Executive Director of the Company, exercised options under the Tate & Lyle 1992 Executive Share Option Scheme at 463 pence per share over 15,000 ordinary shares in the Company. He subsequently sold 14,538 ordinary shares at 493 pence per share to pay the acquisition costs, tax and National Insurance, and retained 462 ordinary shares. Following this transaction, Mr Musesengwa now has an interest in 61,241 shares in the Company.

iii) Mr Robert Gibber, the Company Secretary and General Counsel and a PDMR in the Company, exercised an option under the Tate & Lyle 1992 Executive Share Option Scheme at 463 pence per share over 7,500 ordinary shares in the Company. He subsequently sold 7,274 ordinary shares at 493 pence per share to pay the acquisition costs, tax and National Insurance, and retained 226 ordinary shares. Following this transaction, Mr Gibber now has an interest in 21,502 shares in the Company.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

11 November 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 10 November 2005 that as at 9 November 2005 AXA S.A. together with its Group Companies has a notifiable interest in 77,333,888 ordinary shares of 25 pence each in the Company, being 15.88 per cent. of the Company's ordinary share capital (of which 29,150 shares represent a beneficial interest and 77,304,738 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 79,145,405 ordinary shares in the Company as at 17 May 2005 in which they had a notifiable interest which was then 16.27 per cent of the ordinary share capital.

Tate & Lyle PLC

EU sugar sector reform

25 November 2005

Tate & Lyle issues an update following the press release by the EU Commission on 24 November 2005 relating to reform of the EU sugar industry. The comments below are based upon that press release and other information received following the meeting of the EU ministers of agriculture ("the Agreed Proposals"). The final legislation will not be issued until January 2006.

Impact of the Agreed Proposals

Tate & Lyle fully understands the need for reform of the EU sugar regime and welcomes the Agreed Proposals. It is positive for the industry as a whole that a final agreement has been reached within the agreed timetable, as is the extended period of stability until the end of September 2015 contained in the Agreed Proposals.

Whilst the long-term impact on Tate & Lyle remains significant, the final decision to make the cut in the sugar reference price of 36% (instead of the 39% previously proposed) and to delay the implementation of the price reduction is very welcome. Tate & Lyle also welcomes the inclusion of short-term transitional aid to bring the impact on cane refiners and beet processors more closely in line, and the short-term reduction of the burden of the restructuring fund on isoglucose manufacturers.

These changes will reduce the potential impact on Tate & Lyle of the proposals published by the EU Commission on 22 June 2005. Tate & Lyle's announcement dated 23 June 2005 ("the June announcement") quantified the impact of these proposals. This impact was expected to be at least offset by the targeted improvement in operating results from value added products. The Agreed Proposals will have the effect of eliminating the negative impact on operating results before exceptional items in the financial years to March 2007 and 2008 and reducing it thereafter.

Management Initiatives

Tate & Lyle estimates that this impact can be mitigated by projects identified by management to replace earnings and to increase efficiency. Management initiatives are expected to improve operating results before exceptional items by approximately £10 million in the financial year to March 2007, £23 million in the year to March 2008 and £24 million in the year to March 2009.

The actions that Tate & Lyle will take to respond to the Agreed Proposals may involve rationalisation and plant closures which will require prior consultation with our works council and trade unions, as well as with local government and regulatory bodies. For that reason, Tate & Lyle today announces the overall benefit anticipated from mitigation but cannot comment in detail on specific actions. The impact quantified in this announcement does not include any cost or benefit from the surrender of quota, which would require approval of works councils and national governments. If appropriate, further announcements will be made in due course.

Overall Effect

The overall effect of the Agreed Proposals, arising purely from changes to the institutional framework and after the expected impact of management initiatives that Tate & Lyle will undertake, is set out in the table below. The most significant part of this impact will be incurred in Tate & Lyle Food & Industrial Ingredients, Europe.

Estimated effect on operating results before exceptional items (£m)

Year ending 31 March	2007	2008	2009	2010	2011
Per the June announcement (and including 2010 and 2011)	(20)	(60)	(85)	(85)	(85)
Changes due to the Agreed Proposals	20	60	65	30	15
Impact of the Agreed Proposals	0	0	(20)	(55)	(70)
Management Initiatives	10	23	24	30	30
Estimated Effect	10	23	4	(25)	(40)

Note: Excludes inflation and assumes constant exchange rates.

Tate & Lyle's estimates exclude other factors which impact operating results such as the effect of market forces during the transition period to the new sugar regime and higher energy prices. Since the June announcement and as mentioned in our interim results announcement, our European businesses have been affected by oversupply with a consequent effect on sugar pricing premia. This is expected to influence margins for sugar and related products in the financial year to March 2007.

The Agreed Proposals contain certain beneficial changes of a short-term nature that will cease after March 2009. Despite this, the impact arising purely from changes to the institutional framework in the period beyond March 2009 will be less onerous than that envisaged in the June announcement. However, forecasts five years ahead must be treated with appropriate caution.

Capital expenditure on the projects necessary to achieve the management initiatives will total approximately £35 million. Of this, 40% is expected to be incurred in the financial year to March 2007.

The changes to the profitability of individual operating units will give rise to a review of the carrying value of the assets concerned and is likely to result in an impairment of assets which cannot be quantified at this time.

Iain Ferguson, Chief Executive, said, "We welcome the sensitivity shown by the Commission in addressing some of the specific concerns we have raised in our lobbying. We also acknowledge the support we have received from the British and Portuguese Governments in delivering an improvement to the scenario which faced us in June.

"Tate & Lyle has a world class competitive refining business and is not afraid of competition. However, as we have always said, the regulatory playing field needs to be level. We remain concerned about the long-term equity between beet and cane and the difficulties faced by our isoglucose business in the absence of transferable quotas.

"Our culture of high efficiency and innovation has enabled us to identify initiatives to mitigate the adverse impact of the Agreed Proposals.

"In our June announcement, we stated that we expected that the targeted improvement in operating results from value added products would at least offset the adverse effects we anticipated from changes to the institutional framework of the EU sugar regime proposed at that time. Given the reduction in these effects following the Agreed Proposals, our conviction that we will achieve this is stronger still. The continued successful execution of our long-term strategy to grow the value added component of our business enables us to look forward to the future with confidence."

Please note, a conference call for analysts and investors will be held today at 09.00 GMT.

UK dial-in: +44(0)20 7784 1015
UK replay: +44(0)20 7784 1024
Replay passcode: 5154231#

The replay of this conference call will be available for fourteen days until 8 December 2005.
END

For more information contact Tate & Lyle PLC:

Mark Robinson (Investor Relations)
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515 861
Email: investorrelations@tateandlyle.com

Ferne Hudson (Press)
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7713 067 433

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,500 employed in joint ventures. Sales in the year to 31 March 2005 totalled £3.3 billion. Additional information can be found on www.tateandlyle.com.

SPLENDA® and the SPLENDA® logo are trademarks of McNeil Nutritionals, LLC